September 25, 2025

Ole Slorer
Chief Executive Officer
Alussa Energy Acquisition Corp. II
PO Box 500, 71 Fort Street
Grand Cayman KY1-1106
Cayman Islands

        Re: Alussa Energy Acquisition Corp. II
            Amendment No.2 to Draft Registration Statement on Form S-1 Submitted August 29, 2025
            CIK No. 0002041493
Dear Ole Slorer:

     We have reviewed your amended draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement and non-public draft submissions on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 3, 2025 letter.

Amendment No.2 to Draft Registration Statement
Sponsor Information, page 12

1. Please revise your table on page 12 and elsewhere as appropriate to discuss the arrangements under which your officers and directors will receive an indirect interest in founder shares through membership interests in the sponsor, including the number of founder shares they will indirectly own. Refer to Item 1602(b)(6) of Regulation S-
       K.
2. In your compensation table here and on pages 12 and 109, and on the cover page, please revise to include both the anti-dilution adjustment of the founder shares upon
 September 25, 2025
Page 2

       conversion at the time of the business combination and any other adjustment to maintain the 20% founder share interest in the event of a change in the size of the offering. Lastly, please revise the table to reflect that in addition to the sponsor, an affiliate of the sponsor may be paid a salary or fee in an amount that constitutes a market standard for comparable transactions in connection with the business combination. See Items 1602(a)(3), 1602(b)(6) and 1603(a)(6) of
Regulation S-K.
3. We note your revised disclosures in response to prior comment 1, including your statements that transfers are not currently contemplated other than as set forth in the table. To the extent correct, please also revise to clarify that the transfer restriction provisions may be waived and the letter agreement may be amended.
Risk Factors
We may engage one or more of our underwriters. . ., page 47

4. We note that you have engaged Santander US Capital Markets LLC to provide advisory services. Please expand to specifically discuss this engagement. Also file this agreement as an exhibit or advise. Refer to Item 601 of Regulation S-K.


       Please contact Howard Efron at 202-551-3439 or Isaac Esquivel at 202-551-3395 if
you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Dorrie Yale at 202-551-8776
with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Real
Estate & Construction
cc:   Maria Protopapa